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                                                                      Exhibit 22

                HI, TIGER INTERNATIONAL ANNOUNCES THE COMPLETED
                      ACQUISITION OF AVTEL COMMUNICATIONS


     SALT LAKE CITY, Oct. 24/PRNewswire/ -- Hi, Tiger International, Inc., (OTC:HITI) today announced that the Company has completed the acquisition of AvTel Communications, Inc. As a result, Hi, Tiger now has approximately 7.4 million fully diluted shares of common stock and 1.0 million shares of preferred stock is issued and outstanding.
     Shareholders of the Company approved the transaction as well as a newly elected three member board of directors including Anthony E. Papa as Chairman and Chief Executive Officer, James P. Pisani as Executive Vice President and Chief Operating Officer, and Barry A. Peters. Shareholders also approved the change of the Company name to AvTel Communications, Inc.
     Anthony E. Papa, newly elected Chairman and Chief Executive Officer said, "The combined Company's objectives include expanding our PointStream and FrameLink high-speed digital network connections to customers nationwide."
     The Company provides corporate customers and individuals with broadband dedicated and dial-up voice and data connections, and expects to increase its full suite of services to include follow-me routing, interactive voice mail, fax mail, contact management, local and long distance telephone service, and wireless paging.
     As a convenient single source provider, the Company is uniquely positioned to capture significant market share as it bundles and distributes a broad spectrum of telecommunications, data, Internet and interactive voice processing services.

SOURCE     Hi, Tiger International, Inc.
     -0-                                   10/24/96
     /Contact:   James P. Pisani, Chief Operating Officer of AvTel
Communications, Inc., 805-685-0355 or 801-532-1117/

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